ASUR Announces Total Passenger Traffic for November 2019

On a YoY basis, passenger traffic increased 3.9% in Mexico, 20.2% in Puerto Rico and 7.9% in Colombia

MEXICO CITY, Dec. 5, 2019 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for November 2019 increased 7.3% when compared to November 2018. Passenger traffic increased 3.9% in Mexico, 20.2% in Puerto Rico and 7.9% in Colombia.

This announcement reflects comparisons between November 1 through November 30, 2019 and 2018. As well as figures for 2019 and 2018.Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	November		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,681,060	2,785,277	3.9	30,241,852	31,047,972	2.7
Domestic Traffic	1,344,789	1,411,282	4.9	14,414,520	15,196,225	5.4
International Traffic	1,336,271	1,373,995	2.8	15,827,332	15,851,747	0.2
San Juan, Puerto Rico	648,928	779,725	20.2	7,589,625	8,510,537	12.1
Domestic Traffic	580,658	700,055	20.6	6,767,905	7,610,322	12.4
International Traffic	68,270	79,670	16.7	821,720	900,215	9.6
Colombia	960,319	1,036,353	7.9	9,597,708	10,880,944	13.4
Domestic Traffic	824,362	890,063	8.0	8,166,417	9,234,603	13.1
International Traffic	135,957	146,290	7.6	1,431,291	1,646,341	15.0
Total Traffic	4,290,307	4,601,355	7.3	47,429,185	50,439,453	6.3
Domestic Traffic	2,749,809	3,001,400	9.1	29,348,842	32,041,150	9.2
International Traffic	1,540,498	1,599,955	3.9	18,080,343	18,398,303	1.8

Mexico Passenger Traffic
		November		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,344,789	1,411,282	4.9	14,414,520	15,196,225	5.4
CUN	Cancun	727,945	747,872	2.7	7,990,199	8,210,113	2.8
CZM	Cozumel	16,992	13,014	(23.4)	153,256	171,901	12.2
HUX	Huatulco	56,261	54,347	(3.4)	617,696	687,270	11.3
MID	Merida	206,245	228,865	11.0	2,027,471	2,333,286	15.1
MTT	Minatitlan	15,644	10,794	(31.0)	177,368	128,282	(27.7)
OAX	Oaxaca	77,473	106,675	37.7	773,611	943,203	21.9
TAP	Tapachula	27,535	33,995	23.5	280,879	333,974	18.9
VER	Veracruz	117,050	117,949	0.8	1,301,500	1,278,965	(1.7)
VSA	Villahermosa	99,644	97,771	(1.9)	1,092,540	1,109,231	1.5
International Traffic		1,336,271	1,373,995	2.8	15,827,332	15,851,747	0.2
CUN	Cancun	1,263,638	1,293,394	2.4	14,939,653	14,976,125	0.2
CZM	Cozumel	24,869	22,817	(8.3)	371,420	324,159	(12.7)
HUX	Huatulco	12,762	13,839	8.4	123,138	123,441	0.2
MID	Merida	17,823	20,688	16.1	198,315	192,481	(2.9)
MTT	Minatitlan	395	502	27.1	6,378	6,930	8.7
OAX	Oaxaca	9,594	15,131	57.7	88,364	134,417	52.1
TAP	Tapachula	983	875	(11.0)	13,901	11,807	(15.1)
VER	Veracruz	4,876	4,978	2.1	60,136	62,705	4.3
VSA	Villahermosa	1,331	1,771	33.1	26,027	19,682	(24.4)
Traffic Total Mexico		2,681,060	2,785,277	3.9	30,241,852	31,047,972	2.7
CUN	Cancun	1,991,583	2,041,266	2.5	22,929,852	23,186,238	1.1
CZM	Cozumel	41,861	35,831	(14.4)	524,676	496,060	(5.5)
HUX	Huatulco	69,023	68,186	(1.2)	740,834	810,711	9.4
MID	Merida	224,068	249,553	11.4	2,225,786	2,525,767	13.5
MTT	Minatitlan	16,039	11,296	(29.6)	183,746	135,212	(26.4)
OAX	Oaxaca	87,067	121,806	39.9	861,975	1,077,620	25.0
TAP	Tapachula	28,518	34,870	22.3	294,780	345,781	17.3
VER	Veracruz	121,926	122,927	0.8	1,361,636	1,341,670	(1.5)
VSA	Villahermosa	100,975	99,542	(1.4)	1,118,567	1,128,913	0.9

Passenger Traffic, San Juan Airport (LMM)
		November		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		648,928	779,725	20.2	7,589,625	8,510,537	12.1
Domestic Traffic		580,658	700,055	20.6	6,767,905	7,610,322	12.4
International Traffic		68,270	79,670	16.7	821,720	900,215	9.6

Colombia Passenger Traffic Airplan
		November		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		824,362	890,063	8.0	8,166,417	9,234,603	13.1
MDE	Rionegro	592,094	644,583	8.9	5,767,435	6,691,814	16.0
EOH	Medellin	88,863	92,789	4.4	961,105	991,247	3.1
MTR	Monteria	84,541	94,506	11.8	849,240	918,948	8.2
APO	Carepa	17,764	20,589	15.9	183,493	205,410	11.9
UIB	Quibdo	31,186	32,701	4.9	322,439	345,805	7.2
CZU	Corozal	9,914	4,895	(50.6)	82,705	81,379	(1.6)
International Traffic		135,957	146,290	7.6	1,431,291	1,646,341	15.0
MDE	Rionegro	135,957	146,290	7.6	1,431,291	1,646,341	15.0
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		960,319	1,036,353	7.9	9,597,708	10,880,944	13.4
MDE	Rionegro	728,051	790,873	8.6	7,198,726	8,338,155	15.8
EOH	Medellin	88,863	92,789	4.4	961,105	991,247	3.1
MTR	Monteria	84,541	94,506	11.8	849,240	918,948	8.2
APO	Carepa	17,764	20,589	15.9	183,493	205,410	11.9
UIB	Quibdo	31,186	32,701	4.9	322,439	345,805	7.2
CZU	Corozal	9,914	4,895	(50.6)	82,705	81,379	(1.6)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com